Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

Employee Frequently Asked Questions (FAQs)

1.	What does this announcement mean for me? How will the merger impact my day-to-day?

a.	Today is an exciting day for our company. We have announced our plan to take our company public via a SPAC merger and list on Nasdaq in the United States. Our progress towards going public is a testament to your hard work and the value you’ve created for the company. Today’s announcement should not bring any major changes to our day-to-day work and we must all remain focused on delivering for our partners and customers.

2.	What is a SPAC? And who is COVA?

a.	A special purpose acquisition company (SPAC) is a blank check corporation listed on a stock exchange with the purpose of acquiring a private company, thus making it public.

b.	COVA is a U.S.-based SPAC and its leadership team has an exceptional track record of partnering with high-growth companies in our sector. COVA’s management shares our entrepreneurial vision and we look forward to working with their team to unlock strategic partnerships and other collaborative opportunities that will accelerate development of our technologies and drive rapid growth for ECARX.

3.	Is ECARX now publicly listed on a stock exchange?

a.	No. ECARX has entered into a merger agreement with COVA Acquisition Corp. and upon completion of the transactions, will be listed on Nasdaq under ticker symbol "ECX".

b.	The listing will happen upon closing of the transaction, which is expected to occur in the fourth quarter of 2022.

4.	Why will ECARX be listed on Nasdaq and not on an exchange in Hong Kong?

a.	We believe Nasdaq is the suitable stock exchange for a technology focused company like us, giving us access to global investors with an interest in our sector and strategy.

5.	Do you anticipate regulatory hurdles with regard to the transaction?

a.	The legal and regulatory environment is quickly evolving particularly in China and with respect to Chinese companies seeking listings in the U.S. Inevitably, there are some uncertainties in this regard, but the Company will continue to monitor developments and cooperate with all regulatory bodies to ensure we obtain the necessary approvals to close.

b.	We expect the transaction to close in the fourth quarter of 2022.

6.	Does the transaction change the company’s strategy or focus? Isn’t being a public company in the U.S. going to be a distraction?

a.	No, it does not. Becoming a public company will enable us to accelerate and execute our strategic vision. We will also be able to more effectively amplify our recruiting efforts to drive development of the next generation of automotive intelligence, our international expansion efforts, and attract the best talent.

7.	Should I expect any changes to my compensation?

a.	Today’s announcement should not bring any major changes to our day-to-day work and we must all remain focused on delivering for our partners and customers.

b.	No, there will be no immediate changes to your current compensation as a result of this transaction.

8.	Will I be forced to move locations as a result of this transaction?

a.	This announcement should not lead to any major changes to your day-to-day roles and responsibilities at ECARX.

9.	What happens to my shares as part of the equity incentive (ESOP) plans that ECARX currently has in place?

a.	We understand this is an important issue for you. We will be offering sessions to share additional information regarding the treatment of your options in connection with the transaction in the coming weeks. At a high level, all of your vested options will automatically become vested options in the “new” ECARX. All of your unvested options will automatically become unvested options in the “new” ECARX.

10.	Can employees buy COVA shares? What about their friends and families?

a.	You should not buy or sell any shares of COVA. The U.S. securities laws prohibit the trading of public securities while in possession of material non-public information.

b.	The SEC has specific rules regarding the use of “material nonpublic information” (MNPI), which is defined as information that an investor would consider important in deciding whether to buy securities of COVA (while the transaction is pending) or ECARX (after the transaction closes). You cannot trade when you are in possession of MNPI. If you are in doubt whether you have MNPI, do not trade.

c.	Violating the SEC’s rules on insider trading can result in substantive legal and financial consequences. The SEC is actively monitoring the trading activities of ECARX employees, and this extends to friends and family.

11.	Will I receive any shares in the public company?

a.	We have agreed to adopt an equity incentive plan in connection with today’s announcement. Please expect to receive more information on this following the closing of the transaction.

12.	Can I share this news on my social media channels?

a.	Due to U.S. federal securities laws and regulations, it is important to not communicate publicly about this transaction through any channels. That includes sharing or linking to company posts on social media.

13.	If I get questions about the transaction or the future of the company, what can I say?

a.	As we embark on this new chapter and due to U.S. federal securities laws and regulations, it is important to not communicate publicly about this transaction through any channels.

b.	If anyone is contacted by a journalist or interested party, please alert ECARX-Media@teneo.com. It is important to maintain confidentiality as we become a publicly traded company.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.